[The Shaw Group Inc. Letterhead]
July 27, 2007
Via Facsimile and EDGAR Submission
Ryan Rohn, Staff Accountant
Al Pavot, Staff Accountant
Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010
Facsimile No.: (202) 772-9369

Re:	The Shaw Group Inc. Form 10-K for the Fiscal Year Ended August 31, 2006 Filed October 31, 2006 Form 10-Q for the Quarterly Period Ended November 30, 2006 Filed January 16, 2007 File No. 001-12227
Dear Sirs:
          This letter is being furnished on behalf of The Shaw Group Inc. in response to additional comments of the Staff of the Securities and Exchange Commission contained in a letter dated July 13, 2007, with respect to the above referenced filings. For your convenience we have set forth the text of the Staff’s comments in italics, followed by our responses.
Prior Comment 1
          Given the materiality of the error, we continue to reiterate our request that the impacted data in the 10-K and subsequent 10-Q be revised to comply with SFAS 131 and SFAS 154. Corresponding revisions should be made in MD&A and in Notes 22 and 26 to the annual financial statements.

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July 27, 2007

Management Response: We advise the Staff that we will restate and amend the segment information in our Annual Report on Form 10-K for the period ended August 31, 2006 (“2006 Form 10-K”), and the segment information for the quarterly period ended November 30, 2006 on Form 10-Q to recast our F&M and E&C segment revenues on a comparable basis with the current year segment presentation. We will disclose this change in presentation of F&M and E&C segment revenues in “Note 15 — Business Segments, Operations by Geographic Region and Major Customers” and in Part II, Item 7, “Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations” in our 2006 Form 10-K. As requested by the Staff, we will restate the information in our 2006 Form 10-K in “Note 26 — Condensed Consolidating Financial Information” to present segment revenues before elimination of intersegment amounts and to separately reflect the elimination of intersegment revenues. We will also disclose this change in presentation in “Note 2 — Restatement of Financial Statements” and in Part I, Item 2, “MD&A of Financial Condition and Results of Operations” in our November 30, 2006 Form 10-Q.
Although requested by the Staff, we do not believe the information in “Note 22 — Quarterly Financial Data (Unaudited)” in our 2006 Form 10-K was impacted by this change in presentation. Reclassifying revenues between our E&C segment and our F&M segment does not change the quarterly consolidated information presented in Note 22.
Prior Comment 2
          Given the necessary revisions to the 10-K, please provide the added disclosures in the amended filing.
Management Response: We advise the Staff that we will restate and amend our 2006 Form 10-K, and our November 30, 2006 Form 10-Q to disclose our accounting policy for segmenting our construction-type contracts.
Prior Comment 3
          Regarding the proposed disclosure, we understand the possible relevance of disclosing the amount that 11/30/06 net income “would have increased” absent the Westinghouse segment because Westinghouse was not included in the prior period results. However, it does not appear that this specific disclosure would be useful to investors after 8/31/07 since Westinghouse would be included in the comparative periods thereafter.
Management Response: We understand the Staff’s comment that the proposed disclosure discussing our results of operations compared to prior periods before the impact of the Investment in Westinghouse segment would not be useful to investors after our

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July 27, 2007

fiscal year ending August 31, 2007. We advise the Staff that we will not make this disclosure in quarterly or annual periodic reports for periods ending after August 31, 2007.
Prior Comment 4
          Given your representation that Toshiba has historically permitted Shaw to participate in Westinghouse operational policy-making decisions, we will not object to the use of the equity method in the historical periods. However, in light of the concerns expressed in our prior letters, and the apparent ability of Toshiba (through its appointed Owner Board Chairman) to exclude operating policy decisions from the Owner Board agendas, we remind you that you need to continue to evaluate FIN35 compliance as you gain more experience in the business relationship.
Management Response: We understand the Staff’s concerns expressed in prior letters about the extent of our significant influence over our equity investment in Westinghouse, especially over operating policy decisions. We advise the Staff that we will continue to evaluate our compliance with the criteria in FIN35 with respect to our equity investment in Westinghouse in future reporting periods.
Prior Comment 5
          We are continuing to evaluate your accounting for the Westinghouse put option. Regarding the analysis of SFAS 150 contained in your 6/14/07 letter, please clarify for us how you concluded that the Westinghouse put option meets the definition of a “freestanding financial instrument”. In your response, please address, but do not limit your response to, your consideration of the following factors and whether any individual factor or the combination of one or more of these factors indicates that the put option is not a freestanding financial instrument: (1) any exercise of the put right requires physical delivery of the shares; (2) the stock is closely-held; (3) Toshiba is the only other entity that owns enough shares to enable full exercise of the put right; (4) the collateralization of the put option was done contemporaneously with the collateralization of the equity shares; and (5) Section 5.2 of the Put Option Agreement restricts Shaw’s ability to transfer the put right without Toshiba’s consent. Also, please describe a permitted transaction that Shaw could execute that would clearly demonstrate how the put option is legally detachable and separately exercisable.
Management Response: We believe there is no authoritative accounting literature that directly addresses whether the Put Option should be accounted for as a separate financial instrument or accounted for on a combined basis with our investment in the Westinghouse common stock. In our previous letter, we provided our rationale as to why we concluded that the Put Option was an asset primarily based on FASB Concept Statement No. 6 (CON 6). Our determination to separate the Put Option was based on the application of concepts in Statement 133 Implementation Issue No. K-1: “Miscellaneous: Determining Whether

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Separate Transactions Should be Viewed As a Unit” (Issue K-1) and FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), and the draft discussions in EITF Issue 02-2, When Certain Contracts That Meet the Definition of Financial Instruments Should be Combined for Accounting Purposes, which were applied by analogy since the Put Option is not within the scope of the referenced literature. These references indicate that there is a significant hurdle to combining separate instruments especially when there is a substantive business purpose for structuring the instruments separately. Also, we understood that combining separate instruments should be considered if their separation is due to an attempt to circumvent US GAAP, which was not our situation. Lastly, we believe these literature references require judgment to be applied when deciding to treat separate instruments on a combined basis. Based on our considerations of these references, we concluded that separation of the Put Option was appropriate.
Although the Put Option is not a derivative instrument as defined in FASB Statement No. 133, Accounting for Derivatives Instruments and Hedging Activities (SFAS 133), it has many of the economic characteristics of a derivative instrument and therefore we considered the guidance in Issue K-1, by analogy, in reaching our conclusion.
Issue K-1 states: “Statement 133 is designed to be applied to an individual transaction ... however, ... an entity could enter into two or more legally separate transactions that, if combined, would generate a result that is economically similar to entering into a single transaction ...” Issue K-1 is applied when legally separate transactions should be combined for purposes of applying the guidance in Statement 133:
“If two or more separate transactions may have been entered into in an attempt to circumvent the provisions of Statement 133, the following indicators should be considered in the aggregate and, if present, should cause the transactions to be viewed as a unit and not separately:
a.	The transactions were entered into contemporaneously and in contemplation of one another

b.	The transactions were executed with the same counterparty (or structured through an intermediary)

c.	The transactions relate to the same risk

d.	There is no apparent economic need nor substantive business purpose for structuring the transactions separately that could not also have been accomplished in a single transaction.”
We entered into the Put Option and the investment in common stock of Westinghouse contemporaneously and in contemplation of both agreements. The Put Option was

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executed with Toshiba, the majority owner of Westinghouse, and the acquisition of the equity investment in Westinghouse was also negotiated with Toshiba. Both transactions relate to the same risk of exposure to ownership of the investment.
Recognizing the future business opportunities associated with a commercial relationship with Westinghouse, we commenced negotiations with Toshiba to acquire a 20% interest. Similarly, Toshiba was interested in identifying a strategic U.S. minority partner. We have concluded that there was a substantive business purpose for structuring the transactions separately that could not have been accomplished in a single transaction, as follows:
•	Toshiba’s stated intent is to sell down its ownership interest in Westinghouse to other third parties. To facilitate future sales of its interest in Westinghouse, Toshiba wanted a simple ownership structure for Westinghouse (that is, only two classes of common equity and no redeemable equity securities). Structuring the Put Option with Toshiba helped Toshiba accomplish its goals of bringing in a U.S. minority partner (Shaw) and creating a simple ownership structure.

•	As we continued to pursue the acquisition of our 20% interest, we determined that our ability to economically finance the acquisition would depend on the Put Option, allowing the lenders who financed our Westinghouse investment to rely on the credit worthiness of the writer of the Put Option. Consequently, structuring the Put Option with Toshiba rather than Westinghouse significantly reduced the cost of financing our investment in Westinghouse.
The separation of these transactions was done with substantive business purpose and was not done to circumvent US GAAP. Accordingly, we believe the analogy to Issue K-1 supports accounting for the Put Option as a separate financial instrument.
Since SFAS 150 only applies to issuers of financial instruments, our Put Option is not within the scope of SFAS 150. However, SFAS 150 defines a freestanding financial instrument and is an appropriate analogy in reaching our conclusion on the separability of the Put Option. SFAS 150 defines a freestanding instrument as “a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.”
In looking at all of the facts and circumstances related to the Put Option, we found some factors that suggested the Put Option would be a freestanding financial instrument as defined in SFAS 150 and some factors that suggested the Put Option would not be a freestanding financial instrument as defined in SFAS 150.

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Factors supporting a freestanding financial instrument conclusion
•	Westinghouse has two classes of common stock outstanding and the Put Option only exists with respect to the common stock held by the minority shareholders (Shaw and Ishikawajima-Harima Heavy Industries Co. Ltd (IHI)).

•	Our Put Option is contractually distinct (that is, a separate legal contract) from our investment in the common stock of Westinghouse.

•	Our Put Option must be settled by Toshiba, not Westinghouse.

•	If Shaw sells its investment in the common stock of Westinghouse, our Put Option would not be required to be transferred to the purchaser of the Westinghouse common stock.

•	Our Put Option could expire unexercised. In that event, we would continue to own our investment in the common stock of Westinghouse.
Factors not supporting a freestanding financial instrument conclusion
•	The Put Option requires physical delivery of specifically identified shares — those shares purchased on October 16, 2006 concurrent with executing the Put Option Agreement with Toshiba. The Put Option also restricts the right to transfer the Put Option (even with Toshiba’s consent) without the shares. Shaw would be required to deliver some or all of its common stock of Westinghouse upon exercise of the Put Option. This requirement is not supportive of a freestanding financial instrument conclusion under SFAS 150, but is not compelling enough to overcome the supportive factors above.
We concluded that, on balance, the specific facts and circumstances surrounding the Put Option support a conclusion that the Put Option would be a freestanding financial instrument under the definition contained in SFAS 150.
Our above analysis considered the specific factors cited in your letter to us. Our comments on those factors are as follows:
(1)	The put right requires the physical delivery of shares. Per Section 2.3 of our Put Option Agreement, we may put some, or all, of our shares of Westinghouse, or we could decide not to put any shares. The number of shares put is at our sole discretion. The put right is specific to shares acquired by Shaw on October 16, 2006.

(2)	The stock is closely-held. The stock is closely-held; however, only the minority interest holders have a Put Option. Toshiba has expressed a desire to sell more of their interest; therefore, the stock may not be closely-held in the future.

(3)	Toshiba is the only other entity that owns enough shares to enable full exercise of the put right. While currently this is the case, Toshiba has expressed a desire to sell more of their interest; therefore, this may not be true in the future.

(4)	The Put Option and the common shares collateralize the bonds. Although our Put Option and our common shares of Westinghouse serve as collateral for the bonds, we can still exercise our Put Option for some of the shares and refinance the bonds. We can also elect not to exercise our Put Option and refinance the bonds.

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(5)	The Put Option Agreement restricts Shaw’s ability to transfer the put right to a third party without Toshiba’s consent. Currently, the Put Option contains this restriction.
The Staff requested that we describe a permitted transaction that would clearly demonstrate how the Put Option is legally detachable and separately exercisable. We could, for example, refinance the bonds and exercise our Put Option to put 20% of our shares to Toshiba (i.e. 4% of our total ownership). In that situation, we would retain 16% equity ownership, which entitles us to retain all of our rights under the Shareholders’ Agreement and the CRA, while reducing our ownership.
In summary, although we believe there is no authoritative accounting literature that directly addresses whether the Put Option should be accounted for as a separate financial instrument or accounted for on a combined basis with our investment in Westinghouse common stock, we concluded based on CON 6 that the Put Option is an asset. Then, by analogy to the guidance in Issue K-1, SFAS 150 and EITF 02-2, we concluded that the Put Option should be accounted for as a separate financial instrument. Again, we believe the separate instruments have substantive business purposes sufficient to support separation and the separate instruments were not created to circumvent US GAAP.
          Please clarify for us the conceptual basis for amortizing the fair value of the Put Option rather than its time value.
We believe there is no authoritative accounting literature that directly addresses the accounting for the Put Option subsequent to its acquisition. While we believe the Put Option is a financial instrument, we do not believe it is within the scope of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), since it is not a “security” and does not have a readily determinable fair value. Question and Answer # 4 to the FASB Implementation Guide to SFAS 115 states, in part:
“ ... rights to acquire or dispose of ownership interests in an enterprise (for example, options and warrants) that do not have readily determinable fair values will generally meet the definition of a derivative instrument and be accounted for under the requirements of Statement 133... If those interests fail to meet the definition of a derivative instrument, there is no existing authoritative literature that addresses the accounting.” (emphasis added)
Additionally, we do not believe the Put Option is within the scope of SFAS 133 because terms of the Put Option do not meet the conditions in paragraph 6(c) of SFAS 133 for “net settlement.”
With no specific authoritative literature to guide us, we considered the specific term of the Put Option (i.e. six years), the future expectations of the Westinghouse business relating to the nuclear industry, and the favorable financing terms that the Put Option provided in

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the acquisition of our 20% interest in Westinghouse, in adopting a method which amortizes the allocated cost of the Put Option over its term. As a result, we considered four approaches to the Put Option accounting subsequent to its acquisition. A summary of these alternatives and our assessment of each follows:
Amortize the Cost Over Put Option Term:
Systematically amortize the cost of the asset to expense over its contractual life and assess the unamortized portion of the Put Option for impairment each period.
Rationale supporting this approach:
Our Put Option has a six year term, and, considering the uncertainty surrounding the potential exercise of the Put Option between years 3 and 6, we believe that a systematic (straight-line) amortization of this asset over its term is appropriate, objective, and consistent with historical cost-based accounting.
Because the Put Option allowed us to obtain favorable financing terms, closely linking it to the bonds, amortizing the cost of the Put Option over the six year life of the bonds, combining the put amortization with the interest on the bonds, results in a more accurate picture of our cost of “financing” the transaction.
Rationale against this approach:
If we exercise the Put Option, a significant portion of the amortization may be recouped upon exercise resulting in a significant gain. The value of the Put Option may actually increase over time, so amortization could contradict the economic reality. Nevertheless, we concluded that this approach was the most appropriate of the alternatives we considered.
Amortize the Time Value Over Put Option Term:
Systematically amortize the time value component of the asset to expense over its contractual life and assess the unamortized portion of the Put Option for impairment each period.
Rationale supporting this approach:
Our Put Option has a six year term, and, considering the uncertainty surrounding the potential exercise of the Put Option between years 3 and 6, a systematic amortization of the time value component of this asset over time is appropriate. This approach is also consistent with historical cost-based accounting. Amortizing only the time value component more accurately reflects the economic hedge between the original price paid for our 20% interest and the potential put option proceeds (i.e. we are “at risk” for only 3% of our investment).

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Rationale against this approach:
In researching this approach, we find references to using such an approach for purchased options accounted for as hedges prior to the issuance of SFAS 133, but did not find any references to the use of such an approach to accounting for a purchased put option.
Lower of Cost or Market:
Account for the Put Option at historical cost absent a reduction in market value (i.e. assess the Put Option for impairment each period).
Rationale supporting this approach:
Changes in fair value of the Put Option do not coincide closely with the passage of time; accordingly, a time-based amortization of such an asset may not reflect the economic substance of the agreement. However, by analogy to Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (APB 18), it would be appropriate to assess on a periodic basis the valuation of such an asset using a lower of cost or market approach to determine whether an other-than-temporary impairment has occurred. This method is also consistent with FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects (SFAS 67) paragraphs 4-5 for real estate options.
Rationale against this approach:
This alternative could result in significant charges against earnings in future periods should the option expire unexercised. Our Put Option has a six year term, and considering the uncertainty surrounding the potential exercise of the Put Option between years 3 and 6, we believe a systematic amortization of this asset over time is more appropriate.
Fair Value:
Initially record the Put Option at fair value and mark the Put Option to fair value in each subsequent reporting period.
Rationale supporting this approach:
The Put Option has some of the economic characteristics of both marketable equity securities and derivative instruments. SFAS 115 requires marketable equity securities to be marked to fair value at each reporting period and SFAS 133 requires derivative instruments to be measured at fair value each reporting period. Recent views expressed by the FASB support fair value accounting as the preferable method for financial instruments. Fair value accounting gives real-time recognition of changes in economic value — whether realized or unrealized. Finally, the 1986 AICPA Issues Paper, Accounting for Options (“Issues Paper”), recommended mark-to-market (fair value) accounting for all options that do not qualify for hedge accounting.
While SFAS 115 and 133 do not apply to the Put Option, certain attributes of financial instruments and equity securities as defined by these two standards are similar to our Put Option. Under these analogies, mark-to-market (MTM) either through earnings or through a separate component of shareholders’ equity until (until realized) gives real-time

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recognition of changes in economic value — whether realized or unrealized. Fair value accounting is consistent with the FASB’s long-term objective of having all financial instruments measured at fair value.
Rationale against this approach:
Prior to the issuance of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), in February 2007, there was no authoritative accounting literature that would support the use of fair value accounting for a nonmarketable equity instrument that is not a derivative instrument, such as the Put Option. The FASB has issued accounting standards addressing financial instruments that provide more insight and bases for conclusions than were available at the time the Issues Paper was circulated. SFASs 115 and 133 exclude the Put Option from their scopes. Although U.S. GAAP is often described as a “mixed attribute” accounting model, absent specific guidance to the contrary, we believe U.S. GAAP supports the use of an historical cost-based approach for assets such as the Put Option.
We understand that there are alternative approaches to account for the Put Option, and we selected an appropriate methodology given our analysis of the alternatives. We concluded that adopting a method which amortizes the cost of the Put Option over its term is appropriate. We also believe we adequately disclosed the accounting treatment utilized.
Clarify also whether the put option had intrinsic value on the date of issuance.
The Put Option had intrinsic value at the date of issuance, as our estimate of the fair value of our 20% interest in Westinghouse was approximately $755 million (which was reduced in the pro rata allocation of negative goodwill to approximately $625 million recognized in our financial statements) while the put price was fixed at the Yen-equivalent of $1.04 billion.
          We note section 2.9 of the Put Option agreement contains language referencing a call option by Toshiba. Please describe for us and disclose the material terms of and the accounting for this option. In the accounting analysis you give us, please address whether the call option is a freestanding financial instrument and whether or not you believe it should be analyzed apart from or in combination with the put option.
The call right is more fully described in Section 7.06 of the Shareholders’ Agreement. The call right allows any other Shareholder to call our Westinghouse shares for fair market value (as defined) in the following circumstances, which we believe are remote:
•	Nuclear Energy Holdings LLC (NEH) becomes insolvent;

•	Nuclear Energy Holdings LLC is in liquidation; or

•	Nuclear Energy Holdings LLC is in voluntary or involuntary reorganization.

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If these remote circumstances were to occur, other holders of Westinghouse shares have the right to acquire some or all of their pro rata portion of the shares owned by NEH. Nonetheless, our Put Option has priority over these call rights. Since the value of the call right would be based on a Binomial Option Pricing (or Lattice) valuation model (similar to the Put Option), we identified the key assumptions that would be involved. The primary assumptions include the timing of when NEH would become insolvent and under what circumstances. Since we consider insolvency of NEH to be a remote possibility, and since the call price is fair market value (as defined), we believe the call right has a de minimis value.
Unlike the Put Option, the call right is not governed by a separate legal agreement; therefore, we considered the call right to be embedded within the Shareholders’ Agreement and not part of the Put Option analysis. We reviewed the criteria under SFAS 133 paragraph 12, and concluded the call right was not an embedded derivative because the call right does not meet the requirements of paragraphs 6 through 11 of SFAS 133 (e.g. it cannot be net settled). As such, the call right is not accounted for separately from the investment in common stock.
          Please revise your 11/30/06 consolidated statements of operations to reflect the amortization expense on the commercial relationship agreement (CRA) as a component of operating income. We note that this agreement provides you with a variety of commercial opportunities which revenues presumably will be classified within operating income.
We will revise our November 30, 2006, condensed consolidated statements of operations to reflect the CRA amortization expense as a separate line item in operating income and will continue to report the CRA amortization in operating income in subsequent periods.
          Please reconcile for us the 6 year amortization period of the CRA with the valuation assumption disclosed on page 13 of your Form 10-Q, which indicates that total projected cash flows will be realized over a 15 year period. Please also explain to us how straight line amortization is consistent with the requirement that the amortization method reflect the pattern in which the economic benefits of the intangible asset are consumed. See paragraph 12 of SFAS 142.
We believe the CRA is a contractual intangible asset, and accordingly is within the scope of FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). As an intangible asset whose benefit will relate to specific periods, we evaluated whether the appropriate amortization period was linked to the Put Option, which has a six year contractual term, or the fifteen year term used in the original valuation of the CRA. Recognizing the uncertainty relating to the Westinghouse business, our investment in

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Westinghouse, and the prospects for nuclear industry, we concluded that amortizing the CRA over the six-year initial term was more appropriate.
Our conclusion reflects a view that the benefit from the CRA is based upon the expected backlog associated with the AP 1000 nuclear reactor business that we expect to obtain during the six-year term of the CRA, although we realize that the projected cash flows from such backlog may extend beyond the term of the CRA.
Based on the guidance in SFAS 142, we considered two alternatives:
Amortization Based on the Life of the CRA:
Amortize the CRA on a straight-line basis over its contractual life of six years.
Rationale supporting this approach:
We believe the CRA is an intangible asset with a finite life. As an intangible asset whose expected benefit relates to a specific period, we evaluated whether the appropriate amortization period was linked to our equity ownership, which could have a term as short as three to six years if the Put Option is exercised, or the longer fifteen year term used in the original valuation of the CRA. SFAS 142, paragraph 11, states:
“The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:
a.	The expected use of the asset by the entity

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)

c.	Any legal, regulatory, or contractual provisions that may limit the useful life

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).”
Although the CRA has renewal provisions for successive two year terms as long as we maintain more than a 15% interest in Westinghouse, we believe we would incur substantial cost to continue to finance our investment or repay the bonds without

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exercising the Put Option on more than 5% of the Westinghouse shares. Recognizing the uncertainty relating to the Westinghouse business, our investment in Westinghouse, and the prospects for the nuclear industry, we concluded that amortizing the CRA over its six year initial term was consistent with our best estimate of the useful life of the agreement. Further, SFAS 142, paragraph 12, states:
“If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”
Our best estimate of the CRA’s useful life is six years. We expect to exert a stable level of effort to obtain contract backlog and benefit from the CRA continuously during the term of the agreement. Our decision to amortize straight-line over six years reflects a view that the benefit from the CRA is based upon the expected backlog associated with the AP 1000 nuclear reactor business developed during the initial six-year term of the CRA, although we realize that the projected cash flows from such backlog may extend beyond this term.
Rationale against this approach:
Amortizing the CRA over the six year term does not match the time period used to value the asset. Nevertheless, we believe the reasons noted above outweigh the rationale against this approach.
Amortization Based on the Methodology Used to Value the Asset:
Amortize the CRA over the fifteen year period proportionate to its estimated undiscounted cash flows.
Rationale supporting this approach:
Amortizing the CRA over a fifteen year period matches the time period used to originally value the asset.
Rationale against this approach:
Amortizing the CRA over a fifteen year period creates risk that an asset related to the Westinghouse transaction is expensed over a period that potentially exceeds the life of our association with the AP 1000 nuclear reactor business (i.e. six year fixed term of the CRA).
On December 11, 2003, Chad A. Kokenge, Professional Accounting Fellow, Office of the Chief Accountant, gave a speech at the 2003 Thirty-First AICPA National Conference on Current SEC Developments. One area of emphasis in this speech was a technical issue related to the amortization methods for finite-lived intangible assets. Mr. Kokenge stated:

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“As production of a finite quantity may be suggestive of an other than straight-line method, on the flip side of the coin, if an intangible asset is available for unconstrained output over a finite life, it begs the question as to why the asset’s wasting pattern is not consistent with this availability. Said another way, why is this pattern of consumption not reflective of time?”
On December 6, 2004, Chad A. Kokenge, Professional Accounting Fellow, Office of the Chief Accountant, gave a speech at the 2004 AICPA National Conference on Current SEC and PCAOB Developments. One area of emphasis in this speech was a discussion of various issues regarding intangible assets. Mr. Kokenge stated:
“The practical issue is that many times, entities may determine the fair value of an intangible asset using an income approach and consider the assumptions in the approach from the perspective of the acquiring entity given that there may be limitations on the availability of other information to assess the fair value. In this context, the entity may believe that the fair value determination should therefore be entirely consistent with the useful life then assigned to the intangible asset as in this case, both were developed based on entity specific assumptions. I would point out, however, that the utilization of entity specific assumptions to determine fair value in this case is just a proxy for those assumptions that may be developed by a marketplace participant. An entity might expect to realize cash flows differently from others in the marketplace due to differences in settlement alternatives, risk tolerance, firm specific advantages or perhaps differences in resources or access to capital. Although not an exhaustive list, such variances could give rise to differing values. In addition, as to another distinction, the probability of contract renewal, even if low, would impact the fair value determination of the related intangible asset under FAS 141; however, if there was a low expectation of renewal, it probably would not meet the threshold outlined in FAS 142, paragraph B47 and therefore would not be factored into the estimate of useful life of the intangible asset.”
We understand that there are alternatives in accounting for the CRA amortization, and we selected what we believe to be an appropriate methodology given our analysis of the alternatives. We concluded that adopting a method which amortizes the fair value of the CRA over its initial term is appropriate. We also believe we adequately disclosed the accounting treatment utilized.
          You disclose on page 12 of the 11/30/06 form 10-Q that an independent valuation report was used in accounting for the Westinghouse transaction. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm. Refer to Section 436(b) of Regulation C.

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We acknowledge the SEC Staff’s comment that we are not required to make reference to the independent valuation used in accounting for the Westinghouse transaction. We will revise our November 30, 2006 Form 10-Q, Note 2 and any additional references in our Form 10-Q, to remove the reference to the independent valuation report. In future filings, we will not reference the independent valuation report.
          Please expand your disclosures to more fully identify the methods and material underlying assumptions used to estimate the fair values of the Westinghouse equity interest, the Put Option, and the embedded foreign currency derivative. See Section 501.14 of the Financial Reporting Codification. Please note that the disclosure in Note 2 Accounting for the Embedded Derivatives suggests that you used a residual value method to determine the initial carrying value of the Put Option. If true, please explain to us how such a method achieves fair value measurement.
We will expand our disclosures to more fully identify the methods and material underlying assumptions used to estimate the fair values of the Westinghouse equity interest, the Put Option, the embedded derivative and the CRA.
We followed the guidance in Statement 133 Implementation Issue No. B-6: “Embedded Derivatives: Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative” (Issue B-6), in allocating the basis of the hybrid instrument (the Put Option Contract) between the host contract (the Put Option) and the embedded derivative (the Foreign Currency Derivative). Issue B-6 requires the use of a “with and without” method based on the fair value of the embedded derivative when allocating the basis of a hybrid instrument between the host contract and the embedded derivative. To better describe the method used to determine the initial carrying amounts of the Put Option and Foreign Currency Derivative, we will make the following revisions to the “Accounting for Embedded Derivative” paragraph in Note 2 of our November 30, 2006, Form 10-Q:
“Accounting for the Embedded Derivative
Shaw will receive JPY upon the exercise of the Put Option. Since the exercise price per share is a fixed amount of JPY, the Put Option contains an embedded derivative related to currency exchange rates. We will recognize the currency exchange rate element of the Put Option as an embedded derivative instrument that is recorded at fair value ~~based on the independent valuation report~~ and recognize changes in the estimated fair value over the life of the Embedded Derivative as gains or losses in earnings. The total value of the Put Option, including the Embedded Derivative, is $389.7 million. The ~~independent valuation report indicated that the~~ incremental value of the Embedded Derivative was $116.9 million. Accordingly, the Embedded Derivative was recognized at its fair value of $116.9 million and the Put Option was recognized at $272.8 million, the remaining value of the Put Option absent the

Securities and Exchange Commission
July 27, 2007

Embedded Derivative. ~~We believe this incremental value of $116.9 million is the fair value of the Embedded Derivative and the remaining $272.8 million is the fair value of the Put Option.~~ The Embedded Derivative is separated from the Put Option and changes in its fair value are recorded in earnings.”
Summary of Response to Prior Comment 5
We have summarized above the factors we considered in determining what we believe to be the most appropriate accounting for the complex Westinghouse transaction. We recognize that alternative methods could have been utilized to account for this transaction. If the Staff objects to our accounting conclusions with respect to accounting for the Westinghouse transaction, we would greatly appreciate any guidance the Staff may be able to provide us in determining additional alternatives or more appropriate methods to account for the Westinghouse transaction. We appreciate your continuing assistance and look forward to concluding this matter so that we can expeditiously issue our amended November 30, 2006 Quarterly Report and file our February 28, 2007, and May 31, 2007, Quarterly Reports on Form 10-Q.
Prior Comment 6
          Given the materiality of the errors in the parent and guarantor cash flow statements, please amend your Form 10-K for the fiscal year ended August 31, 2006 and your Form 10-Q for the quarterly period ended November 30, 2006, accordingly.
Management Response: We advise the Staff that we will also restate and amend “Note 26-Condensed Consolidating Financial Information” in our 2006 Form 10-K, and “Note 19-Unaudited Condensed Consolidating Financial Information” for the quarterly period ended November 30, 2006 on Form 10-Q to correct the Parent and Guarantor statements of cash flows.
Prior Comment 7
          In consideration that you will be amending your Form 10-K for the fiscal year ended August 31, 2006 for the issues mentioned above, please expand the discussion of segment operating results to explain the material variances in each segment’s reported “Income (loss) before income taxes, minority interest, earnings (loss) from unconsolidated entities and loss from and impairment of discontinued operations.” See Section 501.06.a of the Financial Reporting Codification.
Management Response: We will expand the discussion in our MD&A to include material variances in “Income (loss) before taxes, minority interest, earnings (loss) from unconsolidated entities and loss from and impairment of discontinued operations” (“pre-tax income”) for the past three fiscal years in our amended and restated 2006 Form 10-K,

Securities and Exchange Commission
July 27, 2007

and to explain material variances in pre-tax income in the most recent quarter (and comparable prior year) in our amended and restated Form 10-Q for the quarterly period ended November 30, 2006.
In connection with our amended Form 10-K for the fiscal year ended August 31, 2006 and our amended Form 10-Q for the quarter ended November 30, 2006 pursuant to prior comments #1 and #7 above, we advise the Staff that we will:
•	include an explanatory statement that fully explains the amendment and the impact on the financial statements;

•	apply the provisions of paragraphs 25 and 26 of SFAS 154;

•	update all affected portions of the amended Forms 10-Q and 10-K, including MD&A, selected financial data, and quarterly financial data;

•	update the Item 9A and/or Item 4 language to discuss the facts and circumstances surrounding the errors that led to the restatement, as well as indicate how the restatements impacted the CEO and CFO’s original conclusions regarding the effectiveness of our disclosure controls and procedures in accordance with Item 307 of Regulation S-K. We also draw to your attention that our original Item 9A and Item 4 disclosures in our Form 10-K for the fiscal year ended August 31, 2006 and Form 10-Q for the quarter ended November 30, 2006 indicated that our disclosure controls and procedures were ineffective as of August 31, 2006 and November 30, 2006, respectively;

•	include the required disclosure of any changes in our disclosure controls and procedures and/or internal controls over financial reporting in accordance with Items 307 and 308(c) of Regulation S-K; and

•	update the CEO and CFO’s certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.
The Shaw Group Inc. acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 10-K and Form 10-Q filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please do not hesitate to call me at 225-932-2505. Thank you for your consideration of this matter.
Very truly yours,
/s/ Dirk J. Wild
Dirk J. Wild
Interim Chief Financial Officer

cc:	J.M. Bernhard, Jr. Brian Ferraioli Cliff Rankin Mike Lucki, Ernst & Young LLP Dennis Whalen, KPMG LLP David Oelman, Vinson & Elkins LLP